UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Cresco Labs Inc.
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Options to purchase subordinate voting shares, no par value per share
(Title of Class of Securities)

CA22587M1068 for the subordinate voting shares
(CUSIP Number of Class of Securities)

John Schetz
Cresco Labs Inc.
600 West Fulton Street, Suite 800
Chicago, IL 60661
(312) 929-0993

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copy to:
Heidi Steele
McDermott Will & Emery LLP
444 West Lake Street, Suite 4000
Chicago, IL 60606
(312) 372-2000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned exchange offer (the “Exchange Offer”) by Cresco Labs Inc. (the “Company”). Under the Exchange Offer, certain employees of the Company in senior leadership roles (“Eligible Participants”) will be given the opportunity to exchange certain outstanding options to purchase the Company’s subordinate voting shares for new restricted stock units vesting ratably over three years.
On August 19, 2025, the Company distributed to Eligible Participants an introductory email from its Chief Executive Officer and accompanying Frequently Asked Questions regarding the Exchange Offer. Copies of those communications are included as Exhibits 99.1 and 99.2 hereto and are being filed as pre-commencement communications pursuant to Rule 14d-2(b) of the Securities Exchange Act of 1934, as amended. These communications did not provide instructions for tendering and were for informational purposes only. The Exchange Offer will be made upon the terms and subject to the conditions set forth in an Offer to Exchange Eligible Options for New Awards (“Offer to Exchange”), including receipt of shareholder approval of the Exchange Offer at the Company’s annual general and special meeting to be held on September 16, 2025. The Company expects to file a Schedule TO, including the Offer to Exchange and other offer materials, to commence the Exchange Offer on or about August 20, 2025.
This filing does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Exchange Offer has not yet commenced and the Company may decide not to implement the Exchange Offer. If the Company decides to implement the Exchange Offer, the terms and conditions of the Exchange Offer will be set forth in a Tender Offer Statement on Schedule TO, including an Offer to Exchange and other related materials.

The Company will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) if and when the Exchange Offer program commences. Eligible Participants should read the Tender Offer Statement on Schedule TO and other related materials, including the Offer to Exchange and the other material referenced therein, if and when those materials become available, because they will contain important information about the Company and the Exchange Offer.

The Company’s shareholders and option holders will be able to obtain the written materials described above and the other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: Cresco Labs Inc., 600 West Fulton Street, Suite 800, Chicago, IL 60661.

Forward-Looking Statements

This Schedule contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential,’ or ‘continue,’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2024, filed on SEDAR+ and EDGAR, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event, or otherwise. Except as otherwise indicated, this Schedule speaks as of the date hereof. The distribution of this Schedule does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

ITEM 12.     Exhibits.

Exhibit Number	Description
99.1	Form of Announcement to Eligible Participants
99.2	Exchange Offer Frequently Asked Questions

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cresco Labs Inc.

By	/s/ Charles Bachtell
	Name:	Charles Bachtell
	Title:	Chief Executive Officer

Date: August 19, 2025

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